1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 29, 2022

VIA EDGAR CORRESPONDENCE

Keith O’Connell

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Mr. O’Connell and Ms. Brutlag:

We are writing in response to a follow-up comment you provided telephonically to Kyle Whiteman and me on November 23, 2022 with respect to our letter dated November 18, 2022 responding to the Staff’s comments to the Registrant’s Post-Effective Amendment No. 39, filed on September 23, 2022, relating to Hartford Sustainable Income ETF (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comment below and provided the Fund’s response immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

Comment:	With respect to comment 6(ii) and the Registrant’s response thereto as set forth in your letter dated November 18, 2022, the Staff believes that the Composite’s investment objectives, policies or strategies are not “substantially similar” to those of the Fund because, unlike the Fund, the Composite did not have a sustainability focus for the entire performance period shown. Accordingly, please delete the Prior Performance of Related Accounts for any periods during which the Composite did not have a sustainability focus.

Response:	The Registrant respectfully disagrees with the Staff’s comment that the Composite and the Fund do not have “substantially similar” investment objectives, policies or strategies for the reasons set forth in our response dated November 18, 2022. However, the Registrant has deleted the Prior Performance of Related Accounts from the Fund’s post-effective amendment and reserves the right to discuss this comment further with the Staff.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

John V. O’Hanlon